3100 Zinfandel Drive, Suite 450, Rancho Cordova, CA 95670 ½ Tel (916) 851-0123 ½ Fax (916) 851-0125

December 23, 2010

Jessica Livingston Senior Attorney Division of Corporation Finance Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	American River Bankshares
Comment Letter Dated December 21, 2010 relating to Form 10-K for FYE 12/31/09; Def 14A filed 4/9/10; and Form 10-Q for period ended 9/30/10

Dear Ms. Livingston:

    We have reviewed your comments sent by letter dated December 21, 2010 to David T. Taber, President and Chief Executive Officer, regarding our Form 10-K for the fiscal year ended December 31, 2009, Definitive Proxy Statement filed with the Commission on April 9, 2010 and Form 10-Q for the quarterly period ended September 30, 2010. Mr. Taber asked me to provide the responses to your comments. Set forth below are our responses to your comments.

    Comment #1. Risk factors related to our net income, earnings per share, return on average equity and return on average assets: In our Form 10-K for the fiscal year ended December 31, 2010, and as applicable in future filings, we will include a separate risk factor addressing the risks associated with any significant declines in each of the above profitability measures and any other significant declines that may arise.

    Comment #2. Reference to the words “assurance” and “assure” in our risk factors: In our Form 10-K for the fiscal year ended December 31, 2010, and any other applicable future filings, we will avoid reference to “assurance” and “assure” in our risk factors and focus solely on how the particular risk could impact an investment in our securities.

    Comment #3. Reference to the increase in the unemployment rate: In our Form 10-K for the fiscal year ended December 31, 2010, and any other applicable future filings, we will quantify and compare the unemployment rates in our market area to the unemployment rates in the State of California and nationwide.

Jessica Livingston
Senior Attorney
Division of Corporation Finance
Securities and Exchange Commission
December 23, 2010

    Comment #4. Placement of Performance Graph: The performance graph required by Item 201(e) of Regulation S-K was included on page 5 of our annual report to shareholders which accompanied our proxy statement and other information relating to our annual meeting of security holders. A copy of page 5 of our annual report to shareholders is attached to this letter for your convenient reference.

    Comment #5. Rule 2-02 of Regulation S-X regarding the city and state where the audit report was issued: We inadvertently omitted the city and state from our electronic filing of our Form 10-K for the fiscal year ended December 31, 2009. The manually signed original of the Report of Independent Registered Public Accounting Firm did include the city and state and was included on page 28 of our annual report to shareholders, a copy of which is attached to this letter for your convenient reference. In our Form 10-K for the fiscal year ended December 31, 2010, and any other applicable future filings, we will include the city and state in the Report.

    Comment #6. Annual Cash Incentives: In our 2011 Definitive Proxy Statement on Schedule 14A (“Def 14A”), and future Def 14A’s, we will include a separate chart that shows a comparison of the target incentive performance goals with the actual results of each metric and provide the annual cash incentive earned, if any, for each named executive officer.

    Comment #7. Summary Compensation Table: In our 2011 Def 14A, and future Def 14A’s, we will include the principal positions of each of the named executive officers in the summary compensation table.

    Comment #8. Nonaccrual Loans, Past Due and Restructured Loans and Leases: In our Form 10-K for the fiscal year ended December 31, 2010, and any other applicable future filings, we will enhance our disclosures related to nonaccrual loans, past due, and restructured loans and leases to include additional disclosure regarding:

●	any significant factors contributing to a decline in the coverage ratio of the allowance for loan losses to non-performing and impaired loans;
●	charge-off policies and any significant policy revisions;
●	triggering events or other facts and circumstances that impact our decision to charge-off a portion of a loan or to record a specific or general reserve;
●
how partial charge-offs on non-performing or impaired loans impact the coverage ratio, other credit loss statistics and trends, including quantification of the amount of non-performing and impaired loans that have been reduced by partial charge-offs; and

●
how we measure impairment for any impaired loans that carry no valuation allowance or for which partial charge-offs have not been recognized, including the basis for such measurement in light of any significant deterioration in real estate values in our primary market area.

Jessica Livingston
Senior Attorney
Division of Corporation Finance
Securities and Exchange Commission
December 23, 2010

    Comment #9. Troubled Debt Restructured Loans and Leases: In our Form 10-K for the fiscal year ended December 31, 2010, and any other applicable future filings, we will enhance our disclosures related to restructured loans and leases to include additional disclosure regarding:

●	our accrual policy with regard to returning restructured loans to accrual status including payment requirements; and
●	types of significant concessions, if any, provided to borrowers with regard to restructured loans and discussion of the success with such concessions.

    The Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filings:
●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the filings; and
●	the Company may not assert staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    If you have any questions regarding the foregoing, please contact me at (916) 231-6723.

Sincerely,

Mitchell A. Derenzo
Executive Vice President
Chief Financial Officer

cc:	Glenn T. Dodd, Esq., Dodd Mason George LLP
Tina Treis, Perry-Smith LLP

Financial Highlights

Total Return Performance

		12/31/04	12/31/05	12/31/06	12/31/07	12/31/08	12/31/09

☐	American River Bankshares	100.00	105.53	123.89	96.18	62.74	50.48

☐	NASDAQ Composite	100.00	101.37	111.03	121.92	72.49	104.31

☐	SNL Bank NASDAQ	100.00	96.95	108.85	85.45	62.06	50.34

Source: SNL Financial LC , Charlottesville, VA

Efficiency Ratio	Interest Margin (NIM)

2009 Annual Report American River Bank shares	5

AMERICAN RIVER BANKSHARES AND SUBSIDIARIES—REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Report of Independent Registered Public Accounting Firm

The Shareholders and Board of Directors
American River Bankshares

We have audited the accompanying consolidated balance sheet of American River Bankshares and subsidiaries (the “Company”) as of December 31, 2009 and 2008 and the related consolidated statements of income, changes in shareholders’ equity and cash  flows for each of the years in the three-year period ended December 31, 2009. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of American River Bankshares and subsidiaries as of December 31, 2009 and 2008, and the consolidated results of their operations and their consolidated cash flows for each of the years in the three-year period ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Sacramento, California
March 4, 2010

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